SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF) No. 02.808.708/0001 -07
Corporate Registry ID (NIRE) No. 35.300.157.770

NOTICE TO SHAREHOLDERS

We announce to the shareholders of Companhia de Bebidas das Américas - Ambev (“Company”) that, as indicated at the Minutes of the Board of Directors’ Meeting held on September 1st, 2005, at 10:00 am, the members of the Company’s Board of Directors approved the payment of:

(a)
Interest on Own Capital, on account of profits until July 31, 2005, to be attributed to mandatory dividends for the year 2005 at R$3.2000 per lot of thousand common shares and R$3.5200 per lot of thousand preferred shares, as provided for by Article 17 of Law 6,404/76, as amended. The distribution shall be taxed pursuant to prevailing laws, which shall result in a net distribution of R$2.7200 per lot of thousand common shares and R$2.9920 per lot of thousand preferred shares, except for corporate shareholders exempted from the referred withholding by force of Article 5 of Law 11,053/04, as amended by Provisional Measure No. 255, dated 07/01/2005, who shall evidence such condition by means of specific declaration to be sent to Companhia de Bebidas das Américas – AmBev, Securities Department, c/o Nilson Casemiro – Rua Dr. Renato Paes de Barros, 1.017, 4º andar, CEP 04530-001, São Paulo, SP, no later than 09/23/2005, jointly with shareholder’s corporate documentation. Should such condition be not proved until that date, income tax shall be withheld.

(b)
Supplementary dividends, on account of earnings retained until July 31, 2005, to be attributed to mandatory minimum dividends for the year 2005, at R$7.0000 per lot of thousand common shares and R$7.7000 per lot of thousand preferred shares, without withholding income tax.

Such payments shall be made as from September 30, 2005, based on the shareholding as of September 21, 2005 and record date for ADRs on September 26, 2005, without incurring monetary restatement.

SERVICE TO SHAREHOLDERS

The shareholders who already indicated a bank account shall have their credits available at the informed account. The shareholders who did not provide such indication shall receive from Banco Itaú S.A., in its capacity of Depositary Financial Institution, a notice containing information on the payment. Such notice shall be presented at one of Banco Itaú’s branches including instructions for the respective credit. The shareholders’ users of fiduciary custody shall have their credits available according to procedures adopted by the Stock Exchange.

São Paulo, September 5, 2005

Companhia de Bebidas das Américas – AMBEV
João Mauricio Giffoni de Castro Neves
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5, 2005

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ João Mauricio Giffoni de Castro Neves
João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.